Mail Stop 3561

August 8, 2006

Michael Moran, CEO
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

      Re: **Allion Healthcare, Inc.**
                  Form 10-KSB/A for Fiscal Year Ended
                  December 31, 2005
                  Filed April 19, 2006
                  Forms 10-QSB for Fiscal Quarter Ended
                  March 31, 2006
                  Filed May 10, 2006
                  File No. 0-17821

Dear Mr. Moran:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 50

1.　　On page 37 you discuss revenue relating to premium reimbursement in California and New York. Revise the footnotes to disclose your revenue recognition policy for the premium reimbursements. Discuss revenue recognition for the retroactive payments as well as for new prescriptions covered under these programs. Disclose in "Critical Accounting Policies" whether you wait for authorization from the state reimbursement programs before you fill the prescriptions. Disclose in MD&A when you expect to receive payment for the New York premium accrued revenues and the steps you take in collecting the receivable.

Stock-Based Compensation Plans, page 51

2.　　Tell us your basis for using a volatility assumption of 20% in computing the fair value of your 2005 options. We note that you were privately held prior to June 2005. Tell us whether the 20% represents a weighted-average assumption and how the amount was determined.

Note 5 - Acquisitions, page 54

3.　　We note your disclosure that certain assets of Frontier and Priority were acquired. Please tell us how you evaluated whether a business was acquired as discussed in paragraph 9 of SFAS 141 and paragraph 6 of EITF 98-3. To the extent that the acquisitions were not business combinations, tell us why you believe it was appropriate to record goodwill. Refer to paragraph 9 of SFAS 142.

4.　　We note your disclosure regarding the classification of the warrants issued to Specialty as liabilities. Please tell us the accounting literature on which this conclusion was based. If the warrants were recorded at fair value on the date of issuance, tell us whether the fair value was adjusted at each subsequent balance sheet date in accordance with SFAS 150, SFAS 133, EITF 00-19 or other applicable literature. Revise your disclosures as appropriate.

5.　　Please revise your disclosure to include the major assumptions used to value the warrants issued in the NAHH and Specialty acquisitions. Tell us how you determined the fair value of your common stock on each date, in relation to the pricing of your initial public offering on May 24, 2005. We note that the valuation per warrant issued in each acquisition is significantly different, despite that the fact the disclosed exercise prices are the same. Also, please confirm that the contractual life of the warrants was used as the expected term assumption.

6.　　On page 55, you state you repurchased 175,719 or 50% of the warrants originally issued to Specialty. However, based on your repurchase price of $1,581,471, it appears you based your gain of $316,744 on the carrying value of 100% of the warrants. Please revise your disclosure to clarify your accounting for this matter.

Also, tell us why you recorded a gain in the statement of operations rather than adjusting the purchase price of the acquisition.

7.   On page 55 you state you acquired $1.9 million in promissory notes in the acquisition of Specialty. However, on page 57, you have included $1,401,369 of notes payable in the purchase price. Please reconcile these amounts and revise the document to explain the reason for the difference.

8.   The amounts reported as direct acquisition costs for PMW and Priority on pages 57 and 58 respectively, do not appear to agree to the amounts disclosed as direct acquisitions costs for these entities on pages 55 and 56, respectively. In the Form 10-Q as of March 31, 2006, there are similar differences for the aforementioned entities in addition to Specialty. Please reconcile these differences and revise the document to provide clarification.

9.   Please tell us how you determined the useful lives of 13-15 years for the referral lists acquired in your 2005 acquisitions. Refer to SFAS 142.

10.   Revise to include the disclosures required by paragraph 45c of SFAS 142.

11.   We note you have disclosed total net liabilities and assets acquired from Specialty and NAHH, respectively. Revise to separately disclose the total liabilities and assets acquired in these purchases in accordance with paragraph 51e of SFAS 141. Also, provide the disclosures required by paragraphs 51 b and c of SFAS 141.

Note 18. Stockholder's Equity, page 64

C. Warrants, page 65

12.   For each warrant issuance, please revise your disclosure to include the accounting treatment of the warrants, the fair value of the warrants at date of issuance and the major assumptions used to value them. For each warrant issuance, tell us whether compensation expense was recorded, and if not, why you believe that the accounting treatment is appropriate.

13.   In previous filings, we note that registration rights agreements were filed with respect to various warrant issuances. Please revise this footnote to disclose the warrants subject to registration rights and include the material terms and conditions of the agreements. Also, tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued are to be classified as a liability or equity in the balance sheet as we note your registration rights agreements require you to maintain the registration statement continuously effective.

Note 23. Quarterly financial information (unaudited), page 69

14.   We note your disclosures on pages 69 and 19 that the 2005 restatement was "a one-time charge to the income statement and does not affect our operating results." Please explain to us your basis for this statement considering your operating results were significantly impacted by the restatement, or revise to delete this disclosure.

Form 10-QSB as of March 31, 2006

Item 4. Controls and Procedures, page 22

15.   We note your statement that a "control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met…." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August 29, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies